Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Fourth Quarter and Full Year 2019 Results

●	Full year revenues of $33.0 million; fourth quarter revenues of $9.0 million
●	Cash, cash equivalents and short-term bank deposits of $69.3 million and no debt
●	2020 revenue guidance range of $35-$38 million

TEL AVIV, Israel – February 13, 2020 − RADCOM Ltd. (Nasdaq: RDCM) today reported its financial results for the fourth quarter and full year ended December 31, 2019.

“We concluded 2019 with a solid quarter, reaching the high end of our guidance and achieving full year revenue of $33 million. During the year, we expanded our client base into Japan and Russia and invested significantly in R&D to enhance our 5G solutions. This investment will allow us to innovate and deliver real value for operators looking to deploy assurance solutions at the early stages of 5G. We are already pursuing several opportunities for 5G implementations and expect more opportunities to develop as operators ramp up investment in 5G deployments during 2020,” commented Eyal Harari, RADCOM’s CEO.

“Our recent customer engagements align with our strategy of entering into multi-year contracts with recurring revenues and provide us with good visibility into the coming year. Considering our good visibility into 2020, we are providing annual revenue guidance of $35-$38 million.”

Fourth Quarter 2019 Financial Highlights:

●	Revenues: Total revenues for the fourth quarter were $9.0 million, compared to $4.0 million in the fourth quarter of 2018.
●	Net loss: GAAP net loss for the quarter decreased to $1.1 million, or $0.08 per diluted share, compared to GAAP net loss of $4.1 million, or $0.30 per diluted share for the fourth quarter of 2018.
●	Non-GAAP Net loss: Non-GAAP net loss for the period decreased to $0.5 million, or $0.04 per diluted share, compared to non-GAAP net loss of $3.7 million, or $0.27 per diluted share for the fourth quarter of 2018.
●	Balance sheet: As of December 31, 2019, the Company had cash and cash equivalents and short-term bank deposits of $69.3 million and no debt.

Full Year 2019 Financial Highlights:

●	Revenues: Total revenues for the full year were $33.0 million, compared to $34.1 million for the full year 2018.
●	Net loss: GAAP net loss for the period was $6.8 million, or $0.50 per diluted share, compared to GAAP net loss of $2.4 million, or $0.18 per diluted share for the full year 2018.
•	Non-GAAP Net loss: Non-GAAP net loss for the period was $4.6 million, or $0.33 per diluted share, compared to non-GAAP net loss of $0.3 million, or $0.02 per diluted share for the full year 2018.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Standard Time (3:00 PM Israel Standard Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from February 14th on RADCOM's website.

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For all investor enquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Amir Hai

CFO

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in cloud-native, container-based network intelligence solutions for telecom operators transitioning to NFV and 5G. Powered by RADCOM’s patented I.C.O.N technology, the RADCOM Network Intelligence suite delivers Intelligent, Container-based, On-demand, Network Analysis from the RAN to the Core for 5G assurance, utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. Utilizing cutting edge technology such as AI and machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe,” ”may,” “might,” “predict,” ”potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its intended investment in technology and R&D, maintaining technological leadership and delivering real value for early adopters, the expected roll out of 5G networks and 5G network use cases, the Company’s strategy of entering into multi-year contracts with recurring revenues, market position, visibility and opportunities, and its revenue guidance, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.
Consolidated Statements of Operations
(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)
Revenues	$9,029	$3,989	$33,010	$34,050
Cost of revenues	2,643	1,439	9,917	8,866
Gross profit	6,386	2,550	23,093	25,184
Research and development, gross	4,657	4,074	18,578	15,503
Less - royalty-bearing participation	425	366	1,838	1,648
Research and development, net	4,232	3,708	16,740	13,855
Sales and marketing	2,693	2,701	10,514	11,426
General and administrative	963	744	3,674	3,391
Total operating expenses	7,888	7,153	30,928	28,672
Operating loss	(1,502)	(4,603)	(7,835)	(3,488)
Financial income, net	474	481	1,172	1,136
Loss before taxes on income	(1,028)	(4,122)	(6,663)	(2,352)
Taxes on income	(64)	(6)	(169)	(63)

Net loss	$(1,092)	$(4,128)	$(6,832)	$(2,415)

Basic and diluted net loss per ordinary share	$(0.08)	$(0.30)	$(0.50)	$(0.18)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	13,809,258	13,719,649	13,779,885	13,630,793

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2019	2018	2019	2018
GAAP gross profit	$6,386	$2,550	$23,093	$25,184
Stock-based compensation	48	10	204	112
Non-GAAP gross profit	$6,434	$2,560	$23,297	$25,296

GAAP research and development, net	$4,232	$3,708	$16,740	$13,855
Stock-based compensation	161	187	729	808
Non-GAAP research and development, net	$4,071	$3,521	$16,011	$13,047

GAAP sales and marketing	$2,693	$2,701	$10,514	$11,426
Stock-based compensation	160	115	638	698
Non-GAAP sales and marketing	$2,533	$2,586	$9,876	$10,728

GAAP general and administrative	$963	$744	$3,674	$3,391
Stock-based compensation	222	101	657	503
Non-GAAP general and administrative	$741	$643	$3,017	$2,888

GAAP total operating expenses	$7,888	$7,153	$30,928	$28,672
Stock-based compensation	543	403	2,024	2,009
Non-GAAP total operating expenses	$7,345	$6,750	$28,904	$26,663

GAAP operating loss	$(1,502)	$(4,603)	$(7,835)	$(3,488)
Stock-based compensation	591	413	2,228	2,121
Non-GAAP operating loss	$(911)	$(4,190)	$(5,607)	$(1,367)

GAAP loss before taxes on income	$(1,028)	$(4,122)	$(6,663)	$(2,352)
Stock-based compensation	591	413	2,228	2,121
Non-GAAP loss before taxes on income	$(437)	$(3,709)	$(4,435)	$(231)

GAAP net loss	$(1,092)	$(4,128)	$(6,832)	$(2,415)
Stock-based compensation	591	413	2,228	2,121
Non-GAAP net loss	$(501)	$(3,715)	$(4,604)	$(294)

GAAP net loss per diluted share	$(0.08)	$(0.30)	$(0.50)	$(0.18)
Stock-based compensation	0.04	0.03	0.17	0.16
Non-GAAP net loss per diluted share	$(0.04)	$(0.27)	$(0.33)	$(0.02)

Weighted average number of shares used to compute diluted net loss per share	13,809,258	13,719,649	13,779,885	13,630,793

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	December 31, 2019	December 31, 2018
	(unaudited)
Current Assets
Cash and cash equivalents	$6,201	$61,988
Short-term bank deposits	63,080	-
Trade receivables, net	11,039	20,381
Inventories	1,356	251
Other receivables	1,536	1,766

Total Current Assets	83,212	84,386

Non-Current Assets
Severance pay fund	3,365	2,967
Other long-term receivables	2,314	346
Property and equipment, net	1,669	1,832
Operating lease right-of-use assets	5,842	-

Total Non-Current Assets	13,190	5,145

Total Assets	$96,402	$89,531

Liabilities and Shareholders' Equity

Current Liabilities
Trade payables	$2,452	$1,559
Deferred revenues	828	266
Employee and payroll accruals	4,132	3,420
Operating lease liabilities	1,263	-
Other payables and accrued expenses	4,050	2,281

Total Current Liabilities	12,725	7,526

Non-Current Liabilities
Deferred revenues	100	100
Accrued severance pay	3,904	3,425
Operating lease liabilities	4,967	-
Other long-term liabilities	836	-

Total Non-Current Liabilities	9,807	3,525

Total Liabilities	$22,532	$11,051

Shareholders' Equity
Share capital	$648	$643
Additional paid-in capital	137,969	135,730
Accumulated other comprehensive loss	(2,634)	(2,612)
Accumulated deficit	(62,113)	(55,281)

Total Shareholders' Equity	73,870	78,480

Total Liabilities and Shareholders' Equity	$96,402	$89,531

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